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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                Essex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    296744105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James P. Gregory
                              1225 Eye Street, N.W.
                              Washington D.C. 20005
                                 (202) 789-4500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 29, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 21 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Global Environment Strategic Technology Partners, LP
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,342,256 Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                                      SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    -0-
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     -0-
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            -0-
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.0%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                                  Page 2 of 21 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Technology Managers Co., LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,342,256 Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
     3      SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    749,918
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     749,918
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            749,918
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================

                                  Page 3 of 21 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Global Environment Capital Company, LLC
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,342,256 Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    749,918
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     749,918
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            749,918
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================

                               Page 4 of 21 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            GEF Management Corporation
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,342,256 Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,314,756
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,314,756
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,314,756
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                        [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            CO, IA
------------====================================================================

                               Page 5 of 21 Pages

                                       13D
===================
CUSIP No. 296744105
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            H. Jeffrey Leonard
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                    (a) [   ]
                                                    (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 1,342,256 Shares, which is 6.6% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                        [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                      SOLE VOTING POWER
                              7
          NUMBER OF                   27,500
                         ------------===========================================
           SHARES                     SHARED VOTING POWER
        BENEFICIALLY          8
          OWNED BY                    1,314,756
                         ------------===========================================
            EACH                      SOLE DISPOSITIVE POWER
                              9
          REPORTING                   27,500
        PERSON WITH      ------------===========================================
                                      SHARED DISPOSITIVE POWER
                              10
                                      1,314,756
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,342,256
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                        [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================

                               Page 6 of 21 Pages

         This Amendment No. 5 to Schedule 13D amends the Schedule 13D initially filed on September 18, 2000 (collectively, with all amendments thereto, the "Schedule 13D").

Item 2.   Identity And Background.
------    -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnership
         ---------------

                  (i)      Global Environment Strategic Technology Partners, LP,
                           a  Delaware  limited  partnership   ("GESTP"),   with
                           respect to the Shares held directly by it;

         The General Partner
         -------------------

                  (ii) GEF Technology Managers Co., LLC, a Delaware limited liability company ("GETM"), the general partner of GESTP, with respect to the Shares held directly by it and by GESTP;

         The Investment Advisers
         -----------------------

                  (iii) Global Environment Capital Company, LLC, a Delaware limited liability company ("GECC"), the managing member of GETM and an investment adviser to GESTP, with respect to the Shares held by directly by it and by GETM and GESTP;

                  (iv) GEF Management Corporation, a Delaware Corporation ("GEFMC"), the investment adviser to GECC, which is the managing member of GETM, and an investment adviser to GESTP, with respect to the Shares held directly by it and by GECC, GETM and GESTP; and

         Leonard
         -------

                  (v) H. Jeffrey Leonard, an individual ("Leonard"), the President and a Director of GEFMC, with respect to the Shares held directly by him and by GEFMC, GECC, GETM and GESTP.

         (b) The address of the principal business and principal office of each Reporting Person is 1225 Eye Street, N.W., Washington DC 20005.

                               Page 7 of 21 Pages

         (c) The principal business of GESTP is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of GETM is to act as the general partner of GESTP. The principal business of GECC is to serve as a private investment fund and to act as the managing member of GETM and an investment adviser to GESTP. The principal business of GEFMC is that of a registered investment adviser. The principal business of Leonard is serving as the president and a director of GEFMC.
         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
         (f) The citizenship of each of GESTP, GETM, GECC and GEFMC is set forth above. Leonard is a citizen of the United States.
         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose Of The Transaction.
------  --------------------------

         Item 4 of the Schedule 13D is amended and supplemented as follows:
         As part of the Company's November 2004 underwritten public offering (the "2004 Public Offering"), certain of the Reporting Persons sold, in aggregate, 1,000,000 Shares at a price (net of underwriting discount) of $15.62 per Share. Pursuant to the Underwriting Agreement described in Item 6, the Company and certain shareholders agreed for a period of 30 days after November 23,

                               Page 8 of 21 Pages

2004 to sell certain Shares to cover the underwriters' over-allotment option. In particular, GETM and GEFMC agreed to sell, in aggregate, to the underwriters up to 232,366 Shares at a price of $15.62 per Share (the "Over-allotment Option"). This summary of the Over-allotment Option is qualified in its entirety by the full terms and conditions of the Underwriting Agreement. For further information regarding the 2004 Public Offering, see the registration statement on Form S-3 filed with the SEC on November 1, 2004, as amended. For further information regarding the Underwriting Agreement, see Item 6 below.
         One of the Reporting Persons, Leonard, is the chairman and a member of the board of directors of the Company. Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares (subject to the grant of the Over-allotment Option), consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or (subject to the lock-up arrangements described in Item 6 below) dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                               Page 9 of 21 Pages

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)    GESTP
                -----
                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GESTP is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the sum of (i) 15,210,066 Shares outstanding as of September 26, 2004, as reported by the Company in its Form 424B1 filed with the Securities and Exchange Commission on November 23, 2004 (the "424B1"), and (ii) 5,000,000 Shares
                           sold by the Company in the Public Offering described in Item 4 above, as reported by the Company in the 424B1.

                (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by GESTP in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were consummated as part of the 2004 Public Offering described in Item 4 above.

                (d) GETM, as the general partner of GESTP, has the power to direct the affairs of GESTP, including the disposition of the proceeds of the sale of the Shares held by GESTP. Each of GECC and GEFMC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP.

                (e) As of November 29, 2004, GESTP was no longer the beneficial owner of 5% or more of the outstanding Shares.

         (b)    GETM
                ----

                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GETM is incorporated herein by reference.

                (c) There have been no purchases or sales of the Shares by GETM since the filing of the prior Schedule 13D.

                (d) GETM, as the general partner of GESTP, has the power to direct the affairs of GESTP, including the disposition of the proceeds of the sale of the Shares held by GESTP. GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of


                              Page 10 of 21 Pages
                           the Shares held by GETM. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GETM.

                (e) As of November 29, 2004, GETM was no longer the beneficial owner of 5% or more of the outstanding Shares.

         (c)    GECC
                ----

                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GECC is incorporated herein by reference.

                (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by GECC in the past 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were consummated as part of the 2004 Public Offering described in Item 4 above.

                (d) GECC, as the managing member of GETM, has the power to direct the affairs of GETM, including the disposition of the proceeds of the sale of the Shares held by GETM. GECC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. The Members of the Management Committee of GECC (as described in Annex 1 to this Schedule 13D) have the power to direct the affairs of GECC, including the disposition of the proceeds of the sale of the Shares held by GECC.

                (e) As of November 29, 2004, GECC was no longer the beneficial owner of 5% or more of the outstanding Shares.

         (d)    GEFMC
                -----

                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for GEFMC is incorporated herein by reference.

                (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by GEFMC in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were consummated as part of the 2004 Public Offering described in Item 4 above.


                               Page 11 of 21 Pages

                (d) GEFMC, as the investment adviser to GECC, has the power to direct the disposition of the proceeds of the sale of the Shares held by GECC. GEFMC, as the investment adviser to GECC, which is the managing member of GETM, has the power to direct the disposition of the proceeds of the sale of the Shares held by GETM. GEFMC, as an investment adviser to GESTP, has the power to direct the disposition of the proceeds of the sale of the Shares held by GESTP. The board of directors of GEFMC (as described in Annex 1 hereto) has the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC.

                (e)        Not applicable.

         (e)    Leonard
                -------

                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Leonard is incorporated herein by reference.

                (c) There have been no purchases, sales or transfers of the Shares by Leonard since the filing of the prior
                           Schedule 13D.

                (d) Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the affairs of GEFMC, including the disposition of the proceeds of the sale of the Shares held by GEFMC. Leonard, as the president and a director of GEFMC, may be deemed to have the power to direct the disposition of the proceeds of the sale of the Shares held by each of GECC, GETM and GESTP.

                (e)        Not applicable.

         The Shares reported hereby for GESTP are or were owned directly by GESTP. Of the 749,918 Shares reported hereby for GETM, all of such Shares are owned directly by GETM. Of the 749,918 Shares reported hereby for GECC, all of such Shares are owned directly by GETM. Of the 1,314,756 Shares reported hereby for GEFMC, 564,838 of the Shares are owned directly by GEFMC. Of the 1,342,256 Shares reported hereby for Leonard, 27,500 of the Shares are owned directly by Leonard.

         GETM, as the general partner of GESTP, each of GECC and GEFMC, as an investment adviser to GESTP, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GESTP. Each of GETM, GECC, GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares. GECC, as the managing member of GETM, GEFMC, as the investment adviser to GECC, and Leonard, as the president and a director of GEFMC, may be deemed to be the beneficial owner of all of the Shares directly owned by GETM. Each of GECC, GEFMC and Leonard hereby disclaims any


                              Page 12 of 21 Pages
beneficial ownership of any such Shares. GEFMC, as the investment adviser to GECC, and Leonard, as the president and a director of GEFCM, may be deemed to be the beneficial owner of all of the Shares directly owned by GECC. Each of GEFMC and Leonard hereby disclaims any beneficial ownership of any such Shares.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To
------  ------------------------------------------------------------------------
        Securities Of The Issuer.
        ------------------------

        Item 6 of the Schedule 13D is amended and supplemented as follows:
     Pursuant to that certain Underwriting Agreement (the "Underwriting Agreement") between A.G. Edwards & Sons, Inc. and C.E. Unterberg Towbin as Representatives of the several Underwriters (the "Underwriters") and the Selling Stockholders listed therein signed in conjunction with the 2004 Public Offering, each of GESTP, GECC, GETM and GEFMC agreed, subject to the terms and conditions of the Underwriting Agreement, for a period of 90 days after November 23, 2004, subject to limited exceptions, that it will not, without the prior written consent of Underwriters, directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a "put equivalent position" (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of Shares, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of any shares of capital stock (or any securities convertible into, exercisable for or exchangeable for capital stock of the Company or any interest therein or any capital stock of the Company's subsidiary) other than pursuant to the 2004 Public Offering. In conjunction with the 2004 Public Offering, Leonard signed a letter agreement with the Underwriters pursuant to which he agreed to the same lock-up arrangement. This summary of the lock-up arrangements entered into by the Reporting Persons in conjunction with the 2004


                               Page 13 of 21 Pages

Public Offering is qualified in its entirety by the full terms and conditions of the Underwriting Agreement. For a copy of the form of the Underwriting Agreement, see Exhibit 1.1 to the Amendment No.1 to the Registration Statement on Form S-3, as amended, filed by the Company with the SEC on November 9, 2004 (the "Registration Statement"), which agreement is incorporated herein by reference.
         Except as described in Items 4 and 6 above or as described in the prior
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         The Underwriting Agreement referenced in Item 4 and 6 is incorporated herein by reference.



                              Page 14 of 21 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2004
                                         GLOBAL ENVIRONMENT STRATEGIC
                                         TECHNOLOGY PARTNERS, LP


                                         By:    /s/ H. Jeffrey Leonard
                                               --------------------------------
                                               Name:    H. Jeffrey Leonard
                                               Title:   Authorized Signatory

                                         GEF TECHNOLOGY MANAGERS CO., LLC


                                         By:    /s/ H. Jeffrey Leonard
                                               ------------------------------
                                               Name:    H. Jeffrey Leonard
                                               Title:   Authorized Signatory

                                         GLOBAL ENVIRONMENT CAPITAL COMPANY, LLC


                                         By:    /s/ H. Jeffrey Leonard
                                               ------------------------------
                                               Name:    H. Jeffrey Leonard
                                               Title:   Authorized Signatory

                                         GEF MANAGEMENT CORPORATION


                                         By:    /s/ H. Jeffrey Leonard
                                               ------------------------------
                                               Name:    H. Jeffrey Leonard
                                               Title:   President

                                         H. JEFFREY LEONARD

                                          /s/ H. Jeffrey Leonard
                                         -----------------------



                               Page 15 of 21 Pages

                                                                         ANNEX 1

         Set forth below with respect to each Reporting Person (other than Leonard) is the following information: (a) name; (b) address; (c) principal business; (d) state of organization/citizenship; and (e) controlling persons. Set forth below with respect to Leonard is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       GESTP
         -----

         (a)      Global Environment Strategic Technology Partners, LP
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c) Act as a private investment fund engaging in the purchase and sale of investments for its own account.
         (d)      Delaware limited partnership
         (e)      General Partner: GETM.

2.       GETM
         ----

         (a)      GEF Technology Managers Co., LLC
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c)      Serve as the general partner to GESTP.
         (d)      Delaware limited liability company
         (e)      Managing Member: GECC.

3.       GECC
         ----

         (a)      Global Environment Capital Company, LLC
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c) Serve as a private investment fund and act as the managing member of GETM and an investment adviser to GESTP.
         (d)      Delaware limited liability company
         (e)      Management Committee: Members of the Management Committee are
                  H. Jeffrey Leonard, James P. Gregory, Bruce H. MacLeod, Tom Hallowell, Jose Ramon Gonzalez and John E. Earhart. Alternate Members of the Management Committee: Wendell W. Robinson.
                  Officers: H. Jeffrey Leonard, President; and James P. Gregory, Vice President.

                  Other than Leonard, the individuals listed in 3(e) above are not Reporting Persons. Other than Jose Ramon Gonzalez, who is a citizen of Spain, each such individual is a United States citizen. Thomas Hallowell's business address is c/o Essex Street

                              Page 16 of 21 Pages

                  Associates, 400 Essex Street,Box 5600, Beverly Farms,MA 01915. Jose Roman Gonzalez' business address is c/o Dorado Investments, 575 Madison Avenue, 10th Floor, NY NY 10022. The business address of all other listed individuals is c/o GEF Management Corporation, 1225 Eye Street, N.W., Washington D.C. 20005. The principal occupation of each such individual is as follows: (i) H. Jeffrey Leonard - Member of the Management Committee and President and member of the Board of Directors of GEFMC, (ii) James P. Gregory - Member of the Management Committee and General Counsel of GEFMC, (iii) Bruce H. MacLeod
                  - Member of the Management Committee and Managing Director of GEFMC, (iv) Tom Hallowell - Member of the Management Committee and Investment Counselor to Essex Street Associates, a private investment vehicle engaging in the purchase and sale of investments for its own account, (v) Jose Ramon Gonzalez -
                  Member of the Management Committee and Investment Manager to Dorado Investments Act, a private investment vehicle engaging in the purchase and sale of investments for its own account,
                  (vi) John E. Earhart - Member of the Management Committee and Chairman of the Board of Directors of GEFMC and (vii) Wendell
                  W. Robinson - alternate Member of the Management Committee and Managing Director of GEFMC. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to any such individuals that is not already disclosed in the Schedule 13D.

4.       GEFMC
         -----

         (a)      GEF Management Corporation
         (b)      1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c)      Serve as a registered investment adviser.
         (d)      Delaware corporation
         (e) Directors: H. Jeffrey Leonard, John E. Earhart, James P. Gregory, Wendell W. Robinson, Bruce H. MacLeod.
                  Officers: John E. Earhart, Chairman; H. Jeffrey Leonard, President; and Wendell W. Robinson and Bruce H. MacLeod, Vice Presidents.

         Other than Leonard, the individuals listed in 4(e) above are not Reporting Persons. Each such individual is a United States citizen whose business address is c/o GEF Management Corporation, 1225 Eye Street, N.W., Washington D.C. 20005. The principal occupation of each such individual is acting as (i) a director, officer and employee of GEFMC and/or (ii) a Member of the Management Committee and/or an officer of GECC, as applicable, as provided in 3(e) and 4(e) above. There is no additional information to disclose with respect to Items 2-6 of the Schedule 13D with respect to any such individuals that is not already disclosed in the Schedule 13D.


                                  Page 17 of 21 Pages

5.       Leonard
         -------

         (a)      H. Jeffrey Leonard
         (b)      c/o GEF Management Corporation
                  1225 Eye Street, N.W.
                  Washington D.C. 20005
         (c)      Serve as the president and a director of GEFMC.
         (d)      United States


                              Page 18 of 21 Pages

                                   SCHEDULE A
                                   ----------

              GLOBAL ENVIRONMENT STRATEGIC TECHNOLOGY PARTNERS, LP
              ----------------------------------------------------


                           NO. OF SHARES
                           PURCHASED (P)                     PRICE
 TRADE DATE                  OR SOLD (S)                   PER SHARE ($)
------------               -------------                 --------------

11/29/2004                   864,166 (S)               $15.62 net of
                                                       the $0.88 underwriters'
                                                           discount1





1  The sales price to the public in the 2004 Public Offering was $16.50.


                                 Page 19 of 21 Pages

                                   SCHEDULE B
                                   ----------

                     GLOBAL ENVIRONMENT CAPITAL COMPANY, LLC
                     ---------------------------------------


                           NO. OF SHARES
                           PURCHASED (P)                      PRICE
TRADE DATE                   OR SOLD (S)                   PER SHARE ($)
------------               -----------                   --------------

11/29/2004                   118,200 (S)               $15.62 net of
                                                       the $0.88 underwriters'
                                                              discount1







1  The sales price to the public in the 2004 Public Offering was $16.50.




                              Page 20 of 21 Pages

                                   SCHEDULE C
                                   ----------

                           GEF MANAGEMENT CORPORATION
                           --------------------------


                           NO. OF SHARES
                           PURCHASED (P)                      PRICE
TRADE DATE                   SOLD (S)                     PER SHARE ($)
------------               ---------                     --------------

11/29/2004                    17,634(S)                $15.62 net of
                                                       the $0.88 underwriters'
                                                           discount1




1  The sales price to the public in the 2004 Public Offering was $16.50.



                              Page 21 of 21 Pages